Filed Pursuant to Rule 253(g)(2)
File No. 024-11057

RSE ARCHIVE, LLC

SUPPLEMENT NO. 1 DATED AUGUST 31, 2020

TO THE POST-QUALIFICATION OFFERING CIRCULAR AMENDMENT NO. 9

DATED AUGUST 7, 2020

This Supplement No.1 dated August 31, 2020, supplements the Post-Qualification Offering Circular Amendment No. 9 of RSE Archive, LLC (the “Company”) dated August 7, 2020 which forms a part of the offering statement on Form 1-A filed by us with the Securities and Exchange Commission on August 7, 2020 and qualified on August 21, 2020, as may be further amended and supplemented  (the “Offering Circular”). This Supplement No. 1 should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement No. 1, capitalized terms used in this Supplement No. 1 shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement No. 1 is solely to update the disclosure in the Offering Circular with respect to a particular Series of the Company and such Series’ Underlying Asset.  As a result, the Asset Description and details contained in the Master Series Table with respect to “#16PETRUS / Series 2016 Chateau Petrus” are replaced in their entirety with the information contained in this Supplement No. 1. Except as specifically set forth in this Supplement No. 1, the Offering Circular remains unchanged.

INTERESTS IN SERIES COVERED BY THIS SUPPLEMENT

Series / Series Name	Qualification Date	Underlying Asset	Agreement Type	Status	Opening Date	Closing Date	Offering Price per Interest	Minimum / Maximum Membership Interests	Minimum / Maximum Offering Size	Sourcing Fee	Trading Window
#16PETRUS / Series 2016 Chateau Petrus	7/20/2020	Two cases of six (6) 75cl bottles of 2016 Château Pétrus	Purchase Agreement	Open	08/29/2020	Q3 2020 or Q4 2020	$5.00	7,200 / 9,000	$36,000 / $45,000	$5,214

DESCRIPTION OF SERIES 2016 CHATEAU PETRUS

Investment Overview

•Upon completion of the Series #16PETRUS Offering, Series #16PETRUS will purchase two cases of six (6) 75cl bottles of 2016 Château Pétrus as the Underlying Asset for Series #16PETRUS (The “Series 2016 Chateau Petrus” or the “Underlying Asset” with respect to Series #16PETRUS, as applicable), the specifications of which are set forth below.

•Château Pétrus is a wine estate in the Bordeaux region of France located in the Pomerol appellation near its eastern border to Saint-Émilion. The estate is just 28 acres and produces only one red wine entirely from Merlot grapes.

•Château Pétrus’ average annual production is limited to just 2,500 cases.

•The Underlying Asset is two cases of six (6) 75 centiliter bottles of Château Pétrus 2016.

Asset Description

Overview & Authentication

•The Underlying Asset consists of two cases, each of which contains six (6) bottles of 2016 Château Pétrus.

Notable Features

•The Underlying Asset consists of two cases of an estimated annual production of 2,500 cases.

•The Underlying Asset is stored in the original cases.

Notable Defects

•The Underlying Asset shows signs of wear consistent with its age.

Location of the Underlying Asset

•The Underlying Asset will be indefinitely stored in a London City Bonded warehouse located in Melksham, United Kingdom. The warehouse storing the Underlying Asset has a dedicated warehouse staff with temperature control, humidity control, fire hazard protection and 24/7 – 365 days a year security.

Insurance

•The Underlying Asset may not be covered under our existing corporate insurance policies but rather the insurance policy of the Asset Seller who is located in the United Kingdom where the Underlying Asset is stored.

Details

Series 2016 Chateau Petrus
Vintage	2016
Producer	Château Pétrus
Grape Variety	Merlot
Country	France
Region	Bordeaux
Appellation	Pomerol
Annual Production (Grand Vin)	2,500 cases (est.)
Number of Cases	2
Bottles Per Case	6
Bottle Size	75 centiliters
Total Bottles	12

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 2016 Chateau Petrus going forward.